Exhibit 99.1

Financial Report Grupo Financiero Galicia S.A. 2nd. quarter 2022

Grupo Financiero Galicia Buenos Aires, Argentina, August 23, 2022, Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” o “GFG”, BYMA/NASDAQ: GGAL), announced its financial results for the second quarter of fiscal year 2022, ended on June 30, 2022. This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish. Diego Rivas Pablo Firvida Chief Financial Officer Investor Relations Officer Conference Call August 24, 2022 +1 720-452-9217 12:00 p.m. (Eastern Time) Conference ID: 9611688 2

Highlights $ 5,119 million Net income -65% vs. 2Q 2021 5.11% 76.44 % ROE The information Efficiency -1,036 bp vs. 2Q 2021 +1,496 bp vs. 2Q 2021 in this report was adjusted and restated to constant currency, in 12.08% 10.13% accordance with IAS 29 Market share: Loans to the private sector e private sector “Financial Information in +13 bp. vs. 2Q 2021 -16 bp. vs. 2Q 2021 Hyperinflationary Economies”, $3.47 23,12% except otherwise noted. Net profit per share Capital Ratio 3

Financial Report

Selected financial information

Selected ratios					
Percentages		2022	2021	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
ROA	0.93	1.11	2.70	(18)	(177)
ROE	5.11	5.94	15.47	(83)	(1,036)
Financial Margin	19.83	19.87	16.79	(4)	304
Efficiency ratio	76.44	74.12	61.48	232	1,496
Capital ratio (1)	23.12	22.98	24.48	14	(136)
NPL Ratio	2.50	3.23	3.02	(73)	(52)
Allowance for loan losses / Private-sector financing	4.95	5.72	6.68	(77)	(173)
Coverage	197.86	177.09	221.10	2,077	(2,324)
Non-accrual portfolio with guarantees to non-accrual portfolio	5.09	7.29	8.62	(220)	(353)
Cost of risk	3.88	2,56	3.70	132	18

(1) Banco Galicia consolidated with Naranja X.

Share evolution					
In pesos, except otherwise noted		2022	2021	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Market price					
Shares – BYMA	176.20	205.85	146.60	(2,965)	2,960
ADS – NASDAQ (in US$)	6.91	10.80	8.62	(389)	(171)
Price BYMA / book value	0.65	0.73	0.56	(8)	9
Average daily volume (in thousands of shares)				Variation (%)	
BYMA	1,422	1,425	1,925	-	(26)
NASDAQ (1)	5,526	6,118	7,559	(10)	(27)
Financial Information					
Shares outstanding (in thousands of shares)	1,474,692	1,474,692	1,474,692	-	-
Book value per share (in pesos)	271.89	283.49	261.50	(4)	4
Net income per share (in pesos)	3.47	4.13	9.88	(16)	(65)

(1) *Expressed in equivalent shares: 10 ordinary shares = 1 ADS.*

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Consolidated Information Additional Information 2022 2021 2021 2021 2Q 1Q 4Q 3Q 2Q Employees 8,686 8,688 8,715 8,744 8,817 Banco Galicia 5,292 5,260 5,319 5,406 5,501 Naranja X 2,872 2,902 2,905 2,869 2,858 8,686 486 Fondos Fima 22 22 24 23 23 Galicia Seguros 369 358 336 331 350 Employees Branches and Other subsidiaries 131 146 131 115 85 others points of sale Branches and other points of sales 486 487 487 498 508 Banco Galicia 310 310 312 318 327 Naranja X 176 177 175 180 181 Deposit Accounts at Banco Galicia (in thousands) 6,472 6,327 6,196 6,308 6,250 Credit Cards (in thousands) 13,585 13,690 13,825 13,783 13,757 Banco Galicia 5,023 5,106 5,150 5,120 5,111 6,472 13,585 Naranja X 8,562 8,584 8,675 8,663 8,646 GAM: assets under Deposits accounts Credit cards management (in thousands Banco Galicia In thousands millions of pesos) 516 523 469 464 414 In thousands 5

Grupo Financiera Galicia is made up of Banco de Galicia y Buenos Aires S.A.U. (Banco Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu) and Galicia Securities S.A.U. It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies with a high commitment of its board of directors in customer experience and sustainable development. 6

Results for the quarter Net income attributable to GFG for the quarter amounted to Ps.5,119 Said result is mainly due to profits from its interest in Banco Galicia million, which represented a 0.93% annualized return on average assets (Ps.3,669 million), in Fondos Fima (Ps.1,130 million), in Naranja X (Ps.491 and a 5.11% return on average shareholder´s equity. million), and in Galicia Seguros (Ps.188 million). Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Results from Equity Investments 5,438 6,320 14,626 (14) (63) Banco Galicia 3,669 5,560 10,934 (34) (66) Naranja X 491 6 2,568 8,083 (81) Fondos Fima 1,130 910 653 24 73 Galicia Seguros 188 275 511 (32) (63) Other subsidiaries (40) (431) (40) 91 — Net operating income 834 126 266 562 214 Administrative expenses (227) (97) (158) 134 44 Other operating income and expenses (6) (2) (4) 200 50 Results from the net monetary position (715) (233) (118) 207 506 Income tax (205) (19) (44) 979 366 Net income attributable to GFG 5,119 6,095 14,568 (16) (65) Other comprehensive income 65 98 25 (34) 160 Comprehensive income attributable to GFG 5,184 6,193 14,593 (16) (64) 7

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Assets Cash and due from banks 272,977 338,773 368,704 (19) (26) Debt securities 356,878 361,131 408,628 (1) (13) Net loans and other financing 969,984 949,635 930,970 2 4 Other financial assets 484,942 360,210 355,693 35 36 Investment in subsidiaries, associates and joint ventures 672 454 374 48 80 Property, bank premises, equipment 81,341 82,982 87,323 (2) (7) Intangible assets 28,296 28,827 29,179 (2) (3) Other assets 23,934 24,048 21,739 (1) 10 Assets available for sale 79 45 2 76 3,850 Total assets 2,219,103 2,146,105 2,202,612 3 1 Liabilities Deposits 1,394,580 1,326,234 1,433,044 5 (3) Financing from financial entities 31,743 27,872 27,921 14 14 Other financial liabilities 230,780 214,812 198,749 7 16 Negotiable obligations 39,050 41,416 39,518 (6) (1) Subordinated negotiable obligations 32,037 32,638 40,391 (2) (21) Other liabilities 89,873 84,991 77,277 6 16 Total liabilities 1,818,063 1,727,963 1,816,900 5 — Total Shareholders’ equity 401,040 418,142 385,712 (4) 4 8

Financial Report

Income Statement					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Net interest income	40,838	34,477	28,842	18	42
Interest income	119,847	98,992	92,119	21	30
Interest related expenses	(79,009)	(64,515)	(63,277)	22	25
Net fee income	19,384	19,389	20,095	-	(4)
Fee income	24,382	23,778	23,894	3	2
Fee related expenses	(4,998)	(4,389)	(3,799)	14	32
Net results from financial instruments	38,526	43,028	39,645	(10)	(3)
Gold and foreign currency quotation differences	1,800	2,104	1,455	(14)	24
Other operating income	14,727	13,561	15,478	9	(5)
Underwriting income from insurance business	2,059	2,589	3,066	(20)	(33)
Loan loss provisions	(8,158)	(6,398)	(7,416)	28	10
Net operating income	**109,176**	**108,750**	**101,165**	**-**	**8**
Personnel expenses	(17,045)	(15,535)	(16,216)	10	5
Administrative expenses	(15,625)	(15,748)	(14,419)	(1)	8
Depreciations and devaluations of assets	(4,716)	(4,507)	(5,098)	5	(7)
Other operating expenses	(20,629)	(19,005)	(20,163)	9	2
Operating Income	**51,161**	**53,955**	**45,269**	**(5)**	**13**
Results from the net monetary position	(44,397)	(43,976)	(25,500)	1	74
Results from associates and joint ventures	(83)	(73)	(35)	14	137
Income tax	(1,562)	(3,811)	(5,166)	(59)	(70)
Net income	**5,119**	**6,095**	**14,568**	**(16)**	**(65)**
Other comprehensive income	65	98	25	(34)	160
Total comprehensive income	**5,184**	**6,193**	**14,593**	**(16)**	**(64)**

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Since 1905, Banco Galicia accompanies the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Banco Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth. 10

Banco Galicia Highlights $ 3,669 million Net income -66% vs. 2Q 2021 The data shown in the 82 tables of this 4.50% .37% report and the -947 bp. vs. 2Q 2021 +2,097 bp vs. 2Q 2021 financial statements ROE Efficiency correspond to 12.08% 10.13% Banco de Galicia Market share: y Buenos Aires S.A.U. rivate sector Deposits to the private sector +13 bp vs. 2Q2021 -16 bp vs. 2Q2021 5,292 310 Employees Branches

Financial Report

Results for the quarter

Net income for the second quarter amounted to Ps.3,669 million, Ps.7,265 million (66%) lower than in the same quarter of fiscal year 2021. The operating income was Ps.4,540 million (13%) higher than in 2021. However, the net income was affected by higher negative results from the net monetary position for Ps.14,941 million (73%).

The net operating income amounted to Ps. 80,181 million, 7% higher than the Ps.75,109 million recorded in the same quarter of fiscal year 2021, mainly due to higher net income interest for Ps.10,298 million (66%), offset by lower net results from financial instruments for Ps.3,564 million (9%) and lower other operating income for Ps.1,718 million (14%).

Income Statement

In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Net interest income	25,842	18,543	15,544	39	66
Net fee income	10,778	10,448	11,380	3	(5)
Net results from financial instruments	36,069	43,569	39,633	(17)	(9)
Gold and foreign currency quotation differences	2,365	1,905	1,199	24	97
Other operating income	10,734	10,223	12,452	5	(14)
Loan-loss provisions	(5,607)	(2,583)	(5,099)	117	10
Net operating income	**80,181**	**82,105**	**75,109**	**(2)**	**7**
Personnel expenses	(11,541)	(10,187)	(10,608)	13	9
Administrative expenses	(11,108)	(11,400)	(10,349)	(3)	7
Depreciations and devaluations of assets	(3,870)	(3,674)	(3,803)	5	2
Other operating expenses	(14,367)	(12,781)	(15,594)	12	(8)
Operating income	**39,295**	**44,063**	**34,755**	**(11)**	**13**
Results from the net monetary position	(35,453)	(35,488)	(20,512)	-	73
Results from associates and joint businesses	(62)	(19)	39	226	(259)
Income tax	(111)	(2,996)	(3,348)	(96)	(97)
Net Income	**3,669**	**5,560**	**10,934**	**(34)**	**(66)**
Other comprehensive income	67	63	15	6	347
Total comprehensive income	**3,736**	**5,623**	**10,949**	**(34)**	**(66)**

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Financial Report

Profitability and efficiency					
Percentages, except otherwise noted		2022	2021	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
ROA	0.79	1.16	2.27	(37)	(148)
ROE	4.50	6.63	13.97	(213)	(947)
Financial margin	18.83	19.25	15.61	(42)	322
Efficiency ratio	82.37	78.63	61.40	374	2,097

Yields and rates

Interest-earning assets[1]										
Average balances: in millions of pesos. Yields and rates: annualized nominal %	2022				2021		Variation (%/bp)			
	2Q		1Q		2Q		vs. 1Q22		vs. 2Q21	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**1,184,385**	**47.13**	**1,155,889**	**42.40**	**1,190,131**	**37.48**	**2**	**473**	**-**	**965**
Government securities	523,925	48.73	424,468	44.61	428,718	39.14	23	412	22	959
Loans	595,994	42.50	620,649	37.49	607,102	37.02	(4)	501	(2)	548
Other interest-earning assets	64,466	77.04	110,772	61.46	154,311	34.72	(42)	1,558	(58)	4,232
In foreign currency	**61,947**	**(0.05)**	**58,306**	**6.92**	**99,887**	**8.69**	**6**	**(697)**	**(38)**	**(874)**
Government securities	5,585	(51.42)	1,528	(17.28)	7,206	10.99	266	(3,414)	(22)	(6,241)
Loans	51,923	5.02	54,581	5.59	88,655	6.47	(5)	(57)	(41)	(145)
Other interest-earning assets	4,438	5.32	2,197	56.80	4,026	53.30	102	(5,148)	10	(4,798)
Interest-earning assets	**1,246,332**	**44.79**	**1,214,195**	**40.70**	**1,290,018**	**35.25**	**3**	**409**	**(3)**	**954**

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets amounted to Ps.1,246,332 million, decreasing Ps.43,686 million (3%) as compared to the second quarter of 2021, primarily as a consequence of the Ps.89,845 million (58%) decrease in the average volume of peso-denominated other interest-earning assets and of the Ps.36,732 million (41%) decrease in the average volume of dollar-denominated loans. This was offset by the increase of Ps.95,207 million (22%) in the average peso-denominated government securities, as a result of the increase in the Lecer portfolio.

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Financial Report

The average yield on interest-earning assets for the quarter was 44.79%, with a 954 bp increase compared to the same quarter of the prior year, mainly, due to the growth in the average yield in peso-denominated other interest-earning assets.

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2022				2021		Variation (%/bp)			
	2Q		1Q		2Q		vs. 1Q22		vs. 2Q21	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**793,290**	36.40	**826,037**	28.36	**818,080**	28.53	**(4)**	804	**(3)**	787
Saving accounts	135,839	0.02	152,783	0.02	138,585	0.02	(11)	-	(2)	-
Time deposits	503,002	46.29	478,301	37.51	530,285	35.39	5	878	(5)	1,090
Other Deposits	140,558	35.73	183,466	27.65	143,097	30.40	(23)	808	(2)	533
Debt securities	6,602	47.02	5,600	40.93	3,460	38.76	18	609	91	826
Other interest-bearing liabilities	7,290	34.73	5,887	31.05	2,653	31.34	24	368	175	339
In foreign currency	**234,782**	**1.49**	**248,288**	**1.44**	**313,759**	**1.50**	**(5)**	**5**	**(25)**	**(1)**
Saving accounts	139,411	-	148,284	-	179,084	-	(6)	-	(22)	-
Time deposits	40,856	0.67	42,856	0.59	58,721	0.66	(5)	8	(30)	1
Other Deposits	11,473	-	11,259	-	10,427	-	2	-	10	-
Debt securities	35,921	8.45	38,619	8.06	48,412	7.91	(7)	39	(26)	54
Other interest-bearing liabilities	7,122	2.58	7,270	2.86	17,115	2.87	(2)	(28)	(58)	(29)
Interest-bearing liabilities	**1,028,072**	28.43	**1,074,325**	22.14	**1,131,839**	21.04	**(4)**	629	**(9)**	739

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-bearing liabilities reached Ps.1,028,072 million, decreasing Ps.103,767 million during the same period, primarily due to a decrease in the average balance of dollar-denominated saving accounts, for Ps.39,673 million (22%), a decrease in the average balance of peso-denominated time deposits for Ps.27,283 million (5%) and a decrease in the average balance of dollar-denominated time deposits for Ps.17,865 million (30%).

Likewise, the average cost of interest-bearing liabilities was 28.43%, with a 739 bp increase compared to the second quarter of the prior year, mainly due to an increase in the average interest rate on peso-denominated time deposits (1,090 bp).

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Financial Report

Net interest income

Net Interest Income					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Interest income	**98,895**	**78,009**	**75,092**	**27**	**32**
Private sector securities	-	6	-	(100)	-
Public sector securities	31,716	12,385	5,921	156	436
Loans and other financing	63,675	58,650	57,434	9	11
Financial sector	776	695	894	12	(13)
Non-financial private sector	62,899	57,955	56,540	9	11
Overdrafts	5,721	6,300	4,593	(9)	25
Promissory notes	26,281	23,166	20,935	13	26
Mortgage loans	8,033	6,027	7,544	33	6
Pledge loans	1,398	1,548	1,375	(10)	2
Personal loans	8,607	8,543	8,401	1	2
Credit-card loans	12,230	11,641	12,123	5	1
Financial leases	76	73	128	4	(41)
Pre-financing and export financing	328	413	954	(21)	(66)
Other	225	244	487	(8)	(54)
Other interest-earning assets	3,504	6,968	11,737	(50)	(70)
Interest expenses	**(73,053)**	**(59,466)**	**(59,548)**	**23**	**23**
Deposits	(70,840)	(57,606)	(57,901)	23	22
Saving accounts	(6)	(6)	(6)	-	-
Time deposits and term investments	(58,282)	(44,917)	(47,020)	30	24
Other	(12,552)	(12,683)	(10,875)	(1)	15
Financing from financial institutions	(205)	(160)	(168)	28	22
Repurchase agreement transactions	(425)	(294)	(34)	45	1,150
Other interest-bearing liabilities	(48)	(57)	(132)	(16)	(64)
Negotiable obligations	(1,535)	(1,349)	(1,313)	14	17
Net interest income	**25,842**	**18,543**	**15,544**	**39**	**66**

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Net interest income for the quarter amounted to Ps.25,842 million, with a securities for Ps.25,795 million (436%), offset by lower other interest Ps.10.298 million (66%) increase compared to the Ps.15,544 million profit earning-assets for Ps.8.233 million (70%). from the same quarter of 2021. Interest expenses amounted to Ps.73.053 million, up 23% from the year-Interest income for the quarter reached Ps.98,895 million, increasing 32% ago-quarter, mainly due to higher interest on time deposits and term from the Ps.75,092 million recorded in the same quarter of 2021. This investments (Ps.11.262 million or 24%). increase was primarily a consequence of higher interest on public sector Net fee income Net Fee Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Credit cards 6,000 5,483 6,439 9 (7) Deposit accounts 2,741 2,847 2,534 (4) 8 Insurance 654 726 731 (10) (11) Financial fees 91 11 16 727 469 Credit- related fees 97 83 104 17 (7) Foreign trade 790 884 1,033 (11) (24) Collections 1,264 1,147 1,160 10 9 Utility-Bills collection services 1,840 1,688 1,580 9 16 Mutual Funds 404 325 220 24 84 Other 602 588 849 2 (29) Total fee income 14,483 13,782 14,666 5 (1) Total expenditures (3,705) (3,334) (3,286) 11 13 Net fee income 10,778 10,448 11,380 3 (5) Net fee income amounted to Ps.10,778 million, decreasing 5% from the Ps.11,380 million recorded in the second quarter of the previous fiscal year, mainly due to lower fees for credit cards (Ps.439 million or 7%). 16

Net income from financial instruments Net Income from Financial Instruments In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Government securities 35,327 38,184 36,211 (7) (2) Argentine Central Bank 26,832 28,916 25,879 (7) 4 Other 8,495 9,268 10,332 (8) (18) Private sector securities 1,073 3,699 1,632 (71) (34) Derivative financial instruments (319) 457 1,798 (170) (118) Forward transactions (319) 457 1,800 (170) (118) Interest-rate swaps —— (2) — 100 Results from derecognition of assets (12) 1,229 (8) (101) (50) Net income from financial instruments 36,069 43,569 39,633 (17) (9) Gold and foreign currency quotation differences Net income from financial instruments for the quarter amounted to Ps.36,069 million, decreasing Ps.3,564 million from the Ps.39,633 million During the quarter a Ps.2,365 million profit from gold and foreign currency recorded in the same quarter of 2021, as a consequence of a Ps.2,117 quotation differences was recorded, compared to a Ps.1,198 million profit million (118%) decrease of results from derivative financial instruments. in the same quarter of 2021. This result includes a Ps.1,456 million gain from foreign-currency trading. 17

Other operating income Other Operating Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Other financial income 265 215 107 (23) 148 Fees from bundles of products 2,426 3,017 3,280 (20) (26) Rental of safe deposit boxes 669 807 703 (17) (5) Other fee income 574 540 511 6 12 Other adjustments and interest on miscellaneous receivables 5,492 3,409 2,835 61 94 Other 1,308 2,235 5,016 (41) (74) Total other operating income 10,734 10,223 12,452 5 (14) Other operating income for the quarter reached Ps.10,734 million (14%), decreasing Ps.1,718 million from the recorded in the second quarter of 2021, mainly as a consequence of a Ps.3,708 million (74%) decrease of Other, offset by higher other adjustments and interest on miscellaneous receivables for Ps.2,657 million (94%). Provisions for loan losses Personnel expenses Provisions for loan losses for the second quarter amounted to Ps.5,607 Personnel expenses amounted to Ps.11.541 million, increasing Ps.933 million, Ps.511 million (10%) higher than those recorded in the same million (9%) from the same quarter of 2021. quarter of the prior year. 18

Administrative Expenses Administrative Expenses In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Fees and compensations for services 500 500 340 — 47 Fees to directors and syndics 22 27 25 (19) (12) Publicity, promotion and research expenses 485 407 391 19 24 Taxes 2,316 2,384 2,254 (3) 3 Maintenance and repairment of goods and IT 2,400 2,734 2,555 (12) (17) Electricity and communications 648 628 756 3 (14) Representation expenses — 2 — (100) — Stationery and office supplies 177 158 114 12 55 Hired administrative services 2,419 2,357 2,130 3 35 Security 277 294 289 (6) (4) Insurance 128 175 149 (27) (14) Other 1,736 1,734 1,346 — 29 Total administrative expenses 11,108 11,400 10,349 (3) 7 Administrative expenses for the quarter totaled Ps.11,108 million, Depreciation and devaluation of assets increasing 7% as compared to the second quarter of 2021, as a consequence of a Ps.630 million (35%) increase in hired administrative Depreciation and devaluation of assets amounted to Ps.3,870 million, up services, of Ps.390 million (29%) in other administrative expenses and of 2% from the same quarter of 2021. Ps.160 million (47%) in fees and compensations for services. 19

Other operating expenses Other Operating Expenses In millions of pesos , except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Contribution to the Deposit Insurance Fund 498 535 543 (7) (8) Turnover tax 8,409 8,319 8,415 1 — On financial income 5,754 5,700 5,753 1 — On fees 2,344 2,313 2,351 1 — On other items 311 306 311 2 — Other fee-related expenses 2,746 2,881 2,877 (5) (5) Charges for other provisions 2,185 448 2,538 388 (14) Claims 188 168 775 12 (76) Other 341 430 446 (21) (23) Total other operating expenses 14,367 12,781 15,594 12 (8) Other operating expenses for the quarter amounted to Ps.14,367 million, with a Ps.1.227 million (8%) decrease compared to the Ps.15,594 million recorded in the second quarter of the previous year. This decrease was mainly related to lower claims for Ps.587 million (76%) and lower expenses on charges for other provisions, that grew Ps.353 million (14%). Income tax Other comprehensive income The income tax charge was Ps.111 million, Ps.3,237 million lower than in The other comprehensive income for the second quarter of 2022 amounted the second quarter of 2021. to Ps.67 million, compared to a Ps.15 million profit in the same period of 2021. 20

Financial Report

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Assets					
Cash and due from banks	268,112	334,475	363,884	(20)	(26)
Debt securities	351,323	357,671	409,058	(2)	(14)
Net loans and other financing	758,649	735,978	741,603	3	2
Other financial assets	468,795	348,801	348,506	34	35
Equity investments in subsidiaries, associates and joint businesses	1,156	982	940	18	23
Property, bank premises, equipment	71,664	73,148	76,829	(2)	(7)
Intangible assets	25,164	25,723	26,240	(2)	(4)
Other assets	9,836	9,332	8,530	5	15
Assets available for sale	79	46	2	72	3,850
Total assets	**1,954,778**	**1,886,156**	**1,975,592**	**4**	**(1)**
Liabilities					
Deposits	1,388,803	1,330,640	1,437,612	4	(3)
Financing from financial entities	11,470	10,113	18,209	13	(37)
Other financial liabilities	110,434	92,035	92,012	20	20
Negotiable obligations	11,810	14,516	10,719	(19)	10
Subordinated negotiable obligations	32,037	32,638	40,391	(2)	(21)
Other liabilities	71,363	81,088	56,374	(12)	27
Total liabilities	**1,625,917**	**1,561,030**	**1,655,317**	**4**	**(2)**
Shareholders' equity	**328,861**	**325,126**	**320,274**	**1**	**3**
Foreign currency assets and liabilities					
Assets	312,899	319,832	409,345	(2)	(24)
Liabilities	307,934	313,228	404,707	(2)	(24)
Net forward purchases/(sales) of foreign currency (1)	(12,207)	(8,509)	(23,543)	43	(48)
Net global position in foreign currency	**(7,242)**	**(1,905)**	**(18,905)**	**(280)**	**(62)**

(1) Recorded off-balance sheet.

21

Financial Report

Level of activity

Financing

Financing to the Private Sector[1]					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
In pesos	**750,526**	**730,739**	**704,945**	**3**	**6**
Loans	682,529	666,950	628,488	2	9
UVA-adjusted loans	43,069	44,750	53,821	(4)	(20)
Financial leases	1,324	394	713	236	86
Other financing[2]	23,604	18,645	21,923	27	8
In foreign currency	**95,106**	**64,380**	**109,573**	**48**	**(13)**
Loans	49,591	49,966	91,032	(1)	(46)
Financial leases	676	871	1,904	(22)	(64)
Other financing[2]	44,839	13,543	16,637	231	170
Total financing to the private sector	**845,632**	**795,119**	**814,518**	**6**	**4**

(1) Includes IFRS adjustment.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of June 30, 2022, total financing to the private sector reached Ps.845,632 million, 4% higher than a year before, mainly as a consequence of a Ps.54,041 million (9%) increase of peso-denominated loans.

Market Share[1]					
Percentages, except otherwise noted	2022		2021	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Total loans	11.93	11.92	11.76	1	17
Loans to the private sector	12.08	12.06	11.95	2	13

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank's market share of loans to the private sector as of June 30, 2022, was 12.08%, increasing 13 bp from June 30, 2021.

22

Financial Report

Breakdown of loans and other financing					
In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Financial entities	**12,246**	**10,372**	**8,302**	**18**	**48**
Loans	12,245	10,361	8,300	18	48
Other financing	1	11	2	(91)	(50)
Non-financial private sector and residents abroad	**779,340**	**764,150**	**779,717**	**2**	**-**
Loans	762,944	751,305	765,041	2	-
Overdrafts	65,515	52,236	41,163	25	59
Promissory notes	271,245	278,327	240,525	(3)	13
Mortgage loans	18,285	21,676	28,521	(16)	(36)
Pledge loans	20,805	20,354	22,203	2	(6)
Personal loans	68,721	72,168	64,903	(5)	6
Credit-card loans	248,898	240,245	264,478	4	(6)
Pre-financing and financing of exports	15,538	18,361	45,446	(15)	(66)
Other Loans	10,920	6,580	8,843	66	23
Accrued interest, adjustments and foreign currency quotation differences receivable	44,996	43,401	51,602	4	(13)
Documented interest	(1,979)	(2,043)	(2,643)	(3)	(25)
Financial leases	2,000	1,265	2,617	58	(24)
Other financing	14,396	11,580	12,059	24	19
Total loans and other financing	**791,588**	**774,523**	**788,019**	**2**	**-**
Allowances	**(32,939)**	**(38,545)**	**(46,416)**	**(15)**	**(29)**
Loans	(32,564)	(38,134)	(45,851)	(15)	(29)
Financial leases	(15)	(12)	(15)	25	-
Other financing	(360)	(399)	(550)	(10)	(35)
Net loans and other financing	**758,649**	**735,978**	**741,603**	**3**	**2**

As of June 30, 2022, net loans and other financing amounted to Ps.758,649 million, increasing 2% from June 30, 2021, primarily due to a Ps.30,720 million (13%) increase in promissory notes and a Ps.24,352 million (59%) increase in overdrafts.

23

Financial Report

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]

In millions of pesos, except otherwise noted

	2022		2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Government securities' net Position	**598,439**	**612,199**	**496,902**	**(2)**	**20**
Measured at fair value	366,468	358,672	417,239	2	(12)
Leliq	345,733	260,896	283,295	33	22
Other	20,735	97,776	133,944	(79)	(85)
Measured at amortized cost	231,972	249,000	73,513	(7)	216
Botes	39,579	39,607	37,864	-	5
Lecer	189,738	209,393	35,650	(9)	432
Other	2,655	-	-	-	-
Measured at fair value through OCI	-	4,527	6,149	(100)	(100)
Botes	-	4,527	6,149	(100)	(100)
Other receivables resulting from financial brokerage	**120,896**	**35,281**	**202,009**	**243**	**(40)**
Repurchase agreement transactions - BCRA	120,860	35,241	201,940	243	(40)
Loans and other financing	2	11	2	(82)	-
Trust certificates of participation and securities	34	29	67	17	(49)
Total exposure to the public sector	**719,335**	**647,480**	**698,911**	**11**	**3**

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of June 30, 2022, the Bank's exposure to the public sector amounted to Ps.719,335 million, recording a 3% increase during the last twelve months, primarily due to higher holding of Lecer recorded at amortized cost.

Excluding the exposure to the Argentine Central Bank (Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.252,742 million (13% of total assets), while as of June 30, 2021, it amounted to Ps.213,676 million (11% of total assets).

24

Financial Report

Funding and liabilities

Deposits

In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
In pesos	**1,147,921**	**1,081,853**	**1,128,146**	**6**	**2**
Current accounts	233,786	263,270	258,791	(11)	(10)
Saving accounts	172,939	148,125	173,728	17	-
Time deposits	511,978	491,182	493,227	4	4
UVA-adjusted time deposits	45,262	26,576	35,264	70	28
Other	162,197	136,739	150,912	19	7
Interests and adjustments	21,759	15,961	16,224	36	34
In foreign currency	**240,882**	**248,787**	**309,466**	**(3)**	**(22)**
Saving accounts	139,420	143,809	176,693	(3)	(21)
Time deposits	41,371	43,043	58,370	(4)	(29)
Other	60,001	61,854	74,275	(3)	(19)
Interests and adjustments	90	81	128	11	(30)
Total deposits	**1,388,803**	**1,330,640**	**1,437,612**	**4**	**(3)**

As of June 30, 2022, the Bank's deposits amounted to Ps.1,388,803 million, representing a 3% decrease during the last twelve months. This was a consequence of the Ps.37,273 million (21%) decrease of dollar-denominated saving accounts and of Ps.25,005 million (10%) decrease of peso-denominated current accounts, offset by the Ps.18,751 million (4%) increase of peso-denominated time deposits.

At the end of the quarter, there were more than 6,4 million deposit accounts, 3.5% more than a year before.

Market Share[(1)]

Percentages, except otherwise noted	2022		2021	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Total deposits	8.62	8.59	8.85	3	(23)
Private sector deposits	10.13	10.21	10.29	(8)	(16)

(1) According to the daily information on deposits published by the Argentine Central Bank. Balances as of the last day of each quarter

As of June 30, 2022, the Bank's estimated market share of private sector deposits in the Argentine financial system was 10.13%, decreasing 16 bp from a year before.

25

Financial Liabilities In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Financial entities 11,470 10,113 18,209 13 (37) Financing from credit-card purchases 44,917 42,662 34,469 5 30 Negotiable obligations 11,810 14,516 10,720 (19) 10 Subordinated negotiable obligations 32,037 32,638 40,391 (2) (21) Creditors from purchases of foreign currency 75 5,187 11,330 (99) (99) Collections on account of third parties 24,032 17,972 29,243 34 (18) Other financial liabilities 41,410 26,214 16,972 58 144 Total financial liabilities 165,751 149,302 161,334 11 3 Financial liabilities at the end of the second quarter amounted to This variation was mainly due to increases of Ps.24,438 million (144%) of Ps.165,751 million, Ps.4.417 million (3%) higher than the Ps.161,334 other financial liabilities, offset by a decrease of Ps.11,255 million (99%) million recorded a year before. on creditors from purchases or foreign currency and a decrease of Ps.8,354 million (21%) on subordinated negotiable obligations. 26

Asset Quality Financing Portfolio Quality In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Non-accrual Financings 18,254 24,718 25,542 (26) (29) With preferred guarantees 801 1,261 1,637 (36) (51) With other guarantees 561 1,146 1,008 (51) (44) Without guarantees 16,892 22,311 22,897 (24) (26) Allowance for loan losses 39,887 44,545 55,974 (10) (29) Relevant ratios (%) Variation (bp) NPL Ratio 2.16 3.11 3.14 (95) (98) Allowance for loan losses to loans to the private sector 4.72 5.60 6.87 (88) (215) Coverage 218.51 180.22 219.14 3,829 (63) Non-accrual loans with guarantees to non-accrual financing 7.46 9.74 10.36 (228) (290) Cost of risk 3.70 1.37 3.49 233 21 The non-accrual portfolio (that includes certain items of other financial Considering the provisions on unused balances of credit cards and assets and guarantees granted) amounted to Ps.18,254 million as of June overdrafts, the Bank’s coverage of the non-accrual portfolio with total 30, 2022, representing 2.16% of private-sector financing, recording a 98 bp allowances for loan losses reached 218.51%, compared to 219.14% of a decrease as compared to the 3.14% recorded in the same quarter of 2021. year before. 27

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Allowance for loan losses At the beginning of the quarter 44,545 51,394 56,621 (13) (21) Changes in the allowance for loan losses Provisions charged to income 7,470 2,604 7,181 187 4 Charge offs (5,077) (2,243) (1,739) 126 192 Inflation effect (7,051) (7,210) (6,089) (2) 16 Allowance for loan losses at the end of the quarter 39,887 44,545 55,974 (10) (29) Charge to the income statement Provisions charged to income (7,471) (2,604) (7,181) 187 4 Direct charge offs (110) (113) (243) (3) (55) Bad debts recovered 560 461 687 21 (18) Net charge to the income statement (7,021) (2,256) (6,737) 211 4 During the quarter, Ps.5,077 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.110 million were made. 28

Financial Report

Capitalization and liquidity

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the regulations in force and in currency of each period.

Regulatory Capital

In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Minimum capital required (A)	**111,332**	93,359	**66,652**	19	**67**
Allocated to credit risk	85,185	70,049	49,301	22	73
Allocated to market risk	1,203	1,172	3,438	3	(65)
Allocated to operational risk	24,944	22,138	13,913	13	79
Computable capital (B)	**327,612**	**274,928**	**204,256**	**19**	**60**
Tier I	294,915	243,763	173,159	21	70
Tier II	32,697	31,165	31,097	5	5
Excess over required capital (B) (A)	**216,280**	**181,569**	**137,604**	**19**	**57**
Risk weighted assets	**1,359,516**	**1,141,478**	**815,202**	**19**	**67**
Ratios (%)					**Variation (bp)**
Total capital ratio	24.10	24.09	25.06	1	(96)
Tier I capital ratio	21.69	21.36	21.24	33	45

As of June 30, 2022, the Bank's computable capital amounted to Ps.327,612 million, Ps.216,280 million (194%) higher than the Ps.111,332 million capital requirements. As of June 30, 2021, this excess amounted to Ps.137,604 million (206%).

The minimum capital requirement increased Ps.44,680 million as compared to June 30, 2021, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.123,356 million in the same period, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders' equity as a result of the inflation adjustment. The total capital ratio was 24.10%, decreasing 96 bp during the last twelve months.

29

Liquidity Percentages, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Cash and due from banks 268,112 334,475 363,884 (20) (26) Government securities 415,430 251,370 280,064 65 48 Call-money 2,307 (232) 275 (1,094) 739 Overnight placements in correspondent banks 8,992 5,327 8,029 69 12 Repurchase agreement transactions 107,155 32,802 200,438 227 (47) Escrow accounts 17,431 20,735 20,683 (16) (16) Other financial assets 46,807 2,491 758 1,779 6,075 Total liquid assets 866,234 646,968 874,131 34 (1) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 114.29 87.16 106.78 2,713 751 Liquid assets as a percentage of total deposits 62.37 48.62 60.80 1,375 157 As of June 30, 2022, the Bank’s liquid assets represented 114.29% of the Bank’s transactional deposits and 62.37% of its total deposits, as compared to 106.78% and 60.80%, respectively, as of June 30, 2021. 30

Naranja X, is the fintech of Grupo Financiero Galicia that accompanies clients to promote the use of money. Naranja X creates technological solutions for the personal- and business-finance of millions of Argentines. Naranja X’s biggest challenge is being close to customers and providing them with simple tools that help them grow, improve their quality of life, and access a world of possibilities.

Naranja X Higlights $491 million Net income -81% vs. 2Q 2021 The data shown in the 3.34% 72.79% tables of this report and the consolidated ROE Efficiency -1,550 bp vs. 2Q 2021 +786 bp vs. 2Q 2021 financial statements correspond to Tarjetas Regionales S.A. consolidated line by line 2,872 176 with the subsidiaries Branches and under its control. Employees other points of sale 562 8, Credit cards In thousands

Financial Report

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Net interest income	13,963	14,411	12,376	(3)	13
Net fee income	9,156	9,520	9,319	(4)	(2)
Net results from financial instruments	434	150	116	189	274
Gold and foreign currency quotation differences	(54)	81	(14)	(167)	286
Other operating income	1,777	1,804	2,017	(1)	(12)
Loan loss provisions	(2,550)	(3,815)	(2,317)	(33)	10
Net operating income	**22,726**	**22,151**	**21,497**	**3**	**6**
Personnel expenses	(4,511)	(4,236)	(4,723)	6	(4)
Administrative expenses	(3,680)	(3,816)	(3,552)	(4)	4
Depreciations and devaluations of assets	(728)	(696)	(1,120)	5	(35)
Other operating expenses	(5,989)	(6,024)	(4,440)	(1)	35
Operating income	**7,818**	**7,379**	**7,662**	**6**	**2**
Results from the net monetary position	(7,427)	(7,288)	(4,277)	2	74
Income tax	100	(85)	(817)	(218)	(112)
Net income	**491**	**6**	**2,568**	**8,083**	**(81)**

Profitability and efficiency					
Percentages, except otherwise noted		2022	2021	Variation (bp)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
ROA	0.76	0.01	4.62	75	(386)
ROE	3.34	0.04	18.84	330	(1,550)
Financial margin	21.13	21.33	21.83	(20)	(70)
Efficiency ratio	72.79	66.72	64.93	607	786

In the second quarter of fiscal year 2022, Naranja X recorded a Ps.491 million net income, Ps.2.077 million lower than in the same quarter of 2021 as a consequence of higher negative result from the net monetary position of 74%. This profit represented an annualized 0.76% return on average assets and an 3.34% return on average shareholder's equity, compared to 4.62% and 18.84%, respectively, from the second quarter of 2021.

Net operating income amounted to Ps.22,726 million, increasing 6% from the first quarter of 2021, as a consequence of a higher net interest income (13%), due to a higher interest-earning asset, and net fee income (2%) due to the increased prices of these, offset by higher volume of loan loss provisions (10%).

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Assets Cash and due from banks 3,813 4,320 3,977 (12) (4) Debt securities 3,320 2,229 366 49 807 Net loans and other financing 232,969 234,922 200,921 (1) 16 Other financial assets 8,999 4,441 2,115 103 325 Property, bank premises, equipment 8,344 8,481 9,175 (2) (9) Intangible assets 2,955 2,906 2,771 2 7 Other non-financial assets 7,006 7,318 6,458 (4) 8 Total assets 267,406 264,617 225,783 1 18 Liabilities Deposits 9,419 970 — 871 — Financing from financial entities 43,672 40,581 24,389 8 79 Other financial liabilities 116,620 118,774 102,948 (2) 13 Negotiable obligations 27,283 28,099 29,277 (3) (7) Other non-financial liabilities 11,018 18,117 12,988 (39) (15) Total liabilities 208,012 205,714 169,602 1 23 Shareholders’ equity 59,394 58,903 56,181 1 6

Financial Report

Asset quality

Loan Portfolio Quality					
Percentages, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Non-accrual loans	8,502	8,304	5,128	2	66
Allowances for loan losses and provisions	13,053	13,943	11,836	(6)	10
Ratios (%)				**Variation (bp)**	
NPL Ratio	3.50	3.37	2.43	13	107
Allowance for loan losses to loans to the private sector	5.37	5.66	5.61	(29)	(24)
Coverage	153.53	167.91	230.81	(1,438)	(7,728)
Cost of risk	4.24	6.10	1.89	(186)	235

As of June 30, 2022, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 153.53%, compared to 230.81% on the same date of the previous year.

Analysis of Loan Loss Experience					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	2Q	1Q	2Q	vs. 1Q22	vs. 2Q21
Allowances for loan losses					
At the beginning of the quarter	**13,943**	**13,117**	**11,985**	**6**	**16**
Changes in the allowance for loan losses					
Provisions charged to income	2,231	3,191	1,853	(30)	20
Reversals of allowances for loan losses	(127)	(66)	(242)	92	(48)
Charge off	(803)	(348)	(549)	131	46
Effect of inflation	(2,191)	(1,951)	(1,211)	12	81
Allowance for loan losses at the end of the quarter	**13,053**	**13,943**	**11,836**	**(6)**	**10**
Charge to the income statement					
Provisions charged to income	(2,231)	(3,191)	(1,853)	(30)	20
Direct charge offs	(319)	(624)	(450)	(49)	(29)
Bad debt recovered	166	130	228	28	(27)
Net charge to the income statement	**(2,384)**	**(3,685)**	**(2,075)**	**(35)**	**15**

Since 1958, Fondos Fima has been managing mutual funds, distributed by Banco Galicia through its multiple channels and other agents. .

Fondos Fima Highlights $ 1,130 million Net income +73% vs. 2Q 2021 The data shown in the tables of this $516,039 11.5% report and the +126 bp vs. 2Q 2021 financial statements + Ps.163,268 million vs. 2Q 2021 correspond to Assets under mangement Market share In millions Galicia Asset Management S.A.U. 22 Employees

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Net interest income — 23 12 (100) (100) Net results from financial instruments 252 304 156 (17) 62 Gold and foreign currency quotation differences 2 1 — 100 — Other operating income 2,222 1,816 1,274 22 74 Net operating income 2,476 2,144 1,442 15 72 Personnel and administrative expenses (191) (195) (143) (2) 34 Other operating expenses (138) (114) (80) 21 73 Operating income 2,147 1,835 1,219 17 76 Results from the net monetary position (320) (443) (139) (28) 130 Income tax (697) (482) (427) 45 63 Net income 1,130 910 653 24 73

Assets under management Mutual fund In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Fima Premium 400,660 363,161 320,873 10 25 Fima Ahorro Pesos 23,121 35,114 19,837 (34) 17 Fima Ahorro Plus 36,937 49,348 37,596 (25) (2) Fima Capital Plus 17,552 18,992 11,676 (8) 50 Fima Renta en Pesos 17,793 24,758 8,460 (28) 110 Fima Renta Plus 13,183 23,083 5,938 (43) 122 Fima Abierto Pymes 1,175 1,391 1,382 (16) (15) Fima Acciones 1,198 1,650 1,100 (27) 9 Fima PB Acciones 1,119 1,410 1,199 (21) (7) Fima Mix I 2,256 2,816 3,662 (20) (38) Fima Mix II 26 — — — — Fima Renta Acciones Latinoamerica 75 106 138 (29) (46) Fima Renta Fija Internacional 901 970 1,948 (7) (54) Fima Sustentable ASG 43 — — — — Total assets under management 516,039 522,799 413,809 (1) 25

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Assets Cash and due from banks 734 690 435 6 69 Net loans and other financing — — 258 N/A (100) Other financial assets 3,094 2,364 1,719 31 80 Other non-financial assets — 2 2 (100) (100) Total assets 3,828 3,056 2,414 25 59 Liabilities Other non-financial liabilities 1,074 1,434 659 (25) 63 Total liabilities 1,074 1,434 659 (25) 63 Shareholders’ equity 2,754 1,622 1,755 70 57

Galicia Seguros’ commercial activity began in 1996 as a member of Grupo Financiero Galicia. Today it is a leader in home, theft, and personal accident insurance.

Galicia Seguros Highlights $ 215 million Net income -63% vs. 2Q 2021 The data shown in the tables of this report and the 26.44% 88.89% consolidated financial statements ROE Combined Ratio correspond to -3,776 bp vs. 2Q 2021 +275 bp vs. 2Q 2021 Sudamericana Holding S.A. consolidated line by line with the subsidiaries under its control. 369 2,810 Employees Insurance Polices In thousands

Results for the quarter Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Earned premium 3,845 4,014 4,224 (4) (9) Incurred claims (812) (753) (714) 8 14 Withdrawals (24) (4) (7) 500 243 Life annuities (6) (6) (6) — — Acquisition and general expenses (1,625) (1,673) (1,924) (3) (16) Other income and expenses (20) (14) (26) 43 (23) Underwriting income 1,358 1,564 1,547 (13) (12) Interest income 1,794 1,396 724 29 148 Net results from financial instruments (1,428) (1,104) (453) (29) 215 Gold and foreign currency quotation differences (12) 13 28 (192) (143) Other operating income 71 75 218 (5) (67) Net operating income 1,783 1,944 2,064 (8) (14) Personnel expenses (545) (615) (557) (11) (2) Administrative expenses (290) (218) (246) 33 18 Depreciations and devaluations of assets (98) (118) (161) (17) (39) Other operating expenses 1 (2) (11) (150) (109) Operating income 851 991 1,089 (14) (22) Results from the net monetary position (294) (296) (189) (1) 56 Income tax (342) (381) (316) (10) 8 Net income 215 314 584 (32) (63) Other comprehensive income (22) 44 14 (150) (257) Total comprehensive income 193 358 598 (46) (68)

Profitability and efficiency Percentages, except otherwise noted 2022 2021 Variation (bp) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 ROA 8.62 12.41 22.83 (379) (1,421) ROE 26.44 36.00 64.20 (956) (3,776) Efficiency ratio 82.20 79.10 77.82 310 438 Combined ratio 88.89 84.71 86.14 418 275 Selected financial information Balance Sheet In millions of pesos , except otherwise noted 2022 2021 Variation (%) 2Q 1Q 2Q vs. 1Q22 vs. 2Q21 Assets Cash and due from banks 10 26 195 (62) (95) Debt securities 131 87 4 51 3,175 Net loans and other financing 17 11 54 55 (69) Other financial assets 3,076 3,525 3,560 (13) (14) Property, bank premises, equipment 1,214 1,225 1,225 (1) (1) Intangible assets 102 120 128 (15) (20) Assets for insurance contracts 4,041 3,920 3,886 3 4 Other non-financial assets 805 946 1,387 (15) (42) Total assets 9,396 9,860 10,439 (5) (10) Liabilities Financing from financial entities 104 134 203 (22) (49) Liabilities for insurance contracts 4,174 4,314 4,142 (3) 1 Other non-financial liabilities 2,171 2,159 2,614 1 (17) Total liabilities 6,449 6,607 6,959 (2) (7) Shareholders’ equity 2,947 3,253 3,480 (9) (15)

Relevant information Negotiable Obligation On July 5, 2022, Naranja issued Class LIV of Negotiable Obligations in 2 series with the following characteristics: i) Series I for Ps.3,220 million maturing in 12 months with a rate of Badlar +2.85% and ii) Series II for Ps.4,780 million maturing in 24 months with a rate of Badlar +4.99%. Regulatory changes Auctions of options to sell securities of the National Government On July 26, 2022, through Communication “A” 7555, the Argentine Central Bank communicated that it will be able to carry out new bids for put options on securities awarded by the National Government as of July 2022 under the conditions detailed in said Communication. Communication “A” 7527—Term deposits and investments, productive line and credit operations Through Communication “A” 7527, the Argentine Central Bank: • Deposits and investments: establishes the minimum rate at 69.5% for time deposits under Ps.10 million and at 61% for the rest of time deposits, beginning on August 12, 2022. In turn, on August 9, 2022, Class LV was issued in 2 Series with the following characteristics: i) Series I for Ps.6,968 million maturing in 9 months with a rate of Badlar and ii) Series II for Ps.10,141 million maturing in 18 months with a rate of Badlar +3%. • Financing line: Increases the fixed annual nominal rate to 59% for financing investment projects and 69% the fixed annual nominal rate for the productive investment of MSMEs. • Credit operations: Replaces, as of the billing cycle corresponding to July 2022, the compensatory interest limit for financing linked to credit cards that can be applied by financial institutions at 71.5% annual nominal. Bond of the Argentine Nation in dual currency On August 12, 2022, the Ministry of Finance and the Ministry of Treasury issued the “Bond of the Argentine Nation in Dual Currency” with maturity in June, July and September 2023, in accordance with Resolution 30/2022. The subscription of said Bond is conditioned to the possession of certain instruments issued by the National Treasury, in accordance with the provisions of said Resolution.

Glossary and additional information Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit-cards and overdrafts, and on guarantees granted) / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position). Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity.

Inflation, exchange rate and interest rates 2022 2021 2021 2021 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 793.0278 676.0566 582.4575 528.4968 483.6049 Consumer price index (IPC) (%) 17.30 16.07 10.21 9.28 10.95 Wholesale price index (IPIM) (%) (2) 16.75 15.52 8.27 7.73 11.53 Acquisition value unit (UVA) (3) 129.08 108.9 97.51 88.76 81.13 Exchange rate (Ps./US$) (4) 125.22 110.98 102.75 98,74 95.73 Badlar (quartely averages) 45.71 38.60 34.17 34.15 34.11 (1) Published by the INDEC (National Institute of Statistics) (2) Reference exchange rate in accordance with Communiqué “A” 3500 from the Argentine Central Bank, last working day of the quarter. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

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